Exhibit 3.3

CERTIFICATE OF MERGER
OF
4 KIDS ENTERTAINMENT, INC.
INTO
4LICENSING CORPORATION

UNDER SECTION 907 OF THE BUSINESS CORPORATION LAW

It is hereby certified, upon behalf of each of the constituent corporation herein named, as follows:

FIRST: 4 Kids Entertainment, Inc. (“4 Kids NY”) (formed under the name of American Leisure Industries, Inc.), a corporation organized and existing under the laws of the State of New York, shall be merged into 4Licensing Corporation (“Subsidiary”), a corporation organized and existing under the laws of the State of Delaware, which shall, upon the merger, be the surviving corporation.

SECOND: The name of the surviving corporation shall be 4Licensing Corporation, a Delaware corporation.

THIRD: As to 4 Kids NY, the designation and number of outstanding shares of each class and series are 13,714,992 shares of Common Stock, $.01 par value per share, and no shares of Preferred Stock, $.01 par value per share. As to Subsidiary, the designation and number of outstanding shares of each class and series are 100 share of Common Stock, $.01 par value per share, and no shares of Preferred Stock, $.01 par value per share. Immediately prior to the merger, 4 Kids NY owned 100% of the outstanding shares of the capital stock of Subsidiary and Subsidiary did not own any share of 4 Kids NY.

FOURTH: Upon surrender of the certificates for 4 Kids NY, each then outstanding share of Common Stock of 4 Kids NY shall be converted into and shall automatically become one share of Common Stock of the surviving corporation, held by the person who was the holder of such share of Common Stock of 4 Kids NY immediately prior to the merger; provided, that, each holder of a stock certificate formerly representing shares of Common Stock of 4 Kids NY shall not be entitled to any rights associated with the shares of stock represented thereby unless and until such holder surrenders such certificate to Subsidiary (or its transfer agent) for exchange for a certificate representing the shares of Subsidiary into which such shares were converted.  Until so surrendered, each stock certificate formerly representing shares of 4 Kids NY shall be deemed at any time after the effective time of the Merger to represent only the right to receive, upon surrender, the applicable number of shares of Common Stock of Subsidiary into which the shares formerly represented by such certificate were converted.  By virtue of the merger and without any action on the part of the holder thereof, each then outstanding share of capital stock of Subsidiary owned by 4 Kids NY shall be canceled and no consideration shall be issued in respect thereof.

FIFTH: The Certificate of Incorporation of Subsidiary as in effect immediately prior to the effective time of the Merger shall be the Certificate of Incorporation of the surviving corporation.

SIXTH:  The merger complies with the applicable provisions of the laws of the State of Delaware under which Subsidiary was incorporated, and this merger is permitted by such laws.

SEVENTH: The board of directors of 4 Kids NY has duly adopted a plan of merger setting forth the terms and conditions of the merger.

EITHTH: The proposed merger has been confirmed by the order entered on December 13, 2012 by the United States Bankruptcy Court for the Southern District of New York (the “Order”) in the voluntary petitions for relief filed by 4 Kids NY and its U.S. wholly owned subsidiaries under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), confirming the Debors’ Amended Joint Plan of Reorganization pursuant to the Bankruptcy Code (the “Plan”).  Provision for this Certificate of Merger is contained in the Plan confirmed by the Order.

NINTH: The jurisdiction of incorporation of Subsidiary is the State of Delaware and date of incorporation of Subsidiary was December 19, 2012. Subsidiary filed an application for authority to do business in the State of New York by the Department of State on December 20, 2012.

TENTH: The Certificate of Incorporation of 4 Kids NY was filed by the Department of State on April 28, 1970.

ELEVENTH: The surviving corporation agrees that, after giving effect to the Plan, it may be served with process in the State of New York in any action or proceeding for the enforcement of any liability or obligation of any constituent corporation previously amenable to suit in New York, and for the enforcement, as provided in the Business Corporation Law, of the right of stockholders of 4 Kids NY to receive payment for their shares against the surviving corporation.

TWELFTH: The surviving corporation agrees that, subject to the provisions of Section 623 of the Business Corporation Law, it will promptly pay to the stockholders of 4 Kids NY the amount, if any, to which they shall be entitled under the provisions of the Business Corporation Law relating to the right of stockholders to receive payment for their shares.

THIRTEENTH: The surviving corporation hereby designates the Secretary of State of New York as its agent upon whom process against it may be served in the manner set forth in paragraph (b) of Section 306 of the Business Corporation Law, in any action or special proceeding and the Secretary of State may mail a copy of any process against it served upon him to 4Licensing Corporation, 53 West 23rd Street, New York, New York 10010.

FOURTEENTH: Each of the constituent corporations hereby certifies that all fees and taxes (including penalties and interest) administered by the Department of Taxation and Finance which are then due and payable by 4 Kids NY have been paid and that a cessation franchise tax report through the anticipated date of the merger will be filed by 4 Kids NY or the surviving corporation.

FIFTEENTH: The surviving corporation hereby agrees that after the filing of the Certificate of Merger the surviving corporation will file the cessation franchise tax report, if an estimated report was previously filed, and promptly pay to the Department of Taxation and Finance all fees and taxes (including penalties and interest), if any, due to the Department of Taxation and Finance by 4 Kids NY.

IN WITNESS WHEREOF, the undersigned constituent corporations have caused this Certificate of Merger to be duly executed as of this 21st day of December, 2012.

4 KIDS ENTERTAINMENT, INC., a New York corporation

By:	/s/ Bruce R. Foster
Name:	Bruce R. Foster
Title:	Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer

4LICENSING CORPORATION, a Delaware corporation

By:	/s/ Bruce R. Foster
Name:	Bruce R. Foster
Title:	Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer